

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 4, 2022

Joseph Furnari
Chief Executive Officer
HyreCar Inc.
915 Wilshire Blvd, Suite 1950
Los Angeles, California 90017

> **Re: HyreCar Inc.**
> **Registration Statement on Form S-1**
> **Filed on September 28, 2022**
> **File No. 333-267640**

Dear Joseph Furnari:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Janice Adeloye at 202-551-3034 or Taylor Beech at 202-551-4515 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services